July 19, 2018

Via Email
Susan Love
Vice-President and Treasurer
Export Development Canada
150 Slater Street
Ottawa, Ontario, Canada K1A 1K3

       Re:    Export Development Canada
              Registration Statement under Schedule B
              Filed June 26, 2018
              File No. 333-225889

              Form 18-K for Fiscal Year Ended December 31, 2017
              Filed May 2, 2018
              File No. 002-62211

              Government of Canada
              Form 18-K for Fiscal Year Ended March 31, 2017
              Filed December 18, 2017
              Amended on March 1, 2018, March 29, 2018, and June 26, 2018 File No. 033-05368


Dear Ms. Love:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. To the extent possible, please update all statistics and information in the registration statement and the documents incorporated by reference, to provide the most recent data.
 Susan Love
July 19, 2018
Page 2


    2. We note reports of an agreement by the Government of Canada to purchase Kinder
       Morgan's Trans Mountain oil pipeline and tanker expansion project for $4.5 billion, of which, Export Development Canada is reported as providing a $1 billion guarantee. We also note reports of opposition to this project. Please include discussion of this and make clear whether this is subsumed in the estimates EDC and Canada provide in the current year's budgetary expectations.

Registration Statement under Schedule B

    3. To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.

Form 18-K for Export Development Canada

Exhibit 99.3

CETA, page 15

    4. Please include discussion of any material risk associated with the United Kingdom's exit from the European Union.

Market Spotlight: United States, page 31

    5. Here or elsewhere, please include discussion of any material impact of recent tariffs and complaints before the World Trade Organization between the United States and Canada.

    6. Here or elsewhere, please elaborate on the discussion of NAFTA to include a description of any material risk or impact associated with its renegotiation.

Compliance and Ethics, page 33 and Corporate Governance, page 35

    7. We note that a recent audit by Canada's Auditor-General found significant deficiencies in your risk management and corporate governance practices. Please include discussion of this report, any material risks these deficiencies may pose, and your plans to address them.

    8. We note reports of a court matter in South Africa involving a Bombardier Global aircraft and risks associated with a related loan. Please include discussion of this matter and any related economic or political consequences, if material.

Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Susan Love
July 19, 2018
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact me at (202) 551-3258 with any questions.

                                                                  Sincerely,

                                                                  /s/ Corey
Jennings

                                                                  Corey
Jennings
                                                                  Special
Counsel


cc:     Paul Denaro, Esq.
        Milbank, Tweed, Hadley & McCloy LLP